5808 Lake Washington Blvd NE	PHONE:	FAX:	ONLINE:
Kirkland, WA 98033	425 216 7600	425 216 7900	www.clearwire.com
July 5, 2006
VIA EDGAR
Attn: Filing Desk
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Clearwire Corporation Registration Statement on Form S-1 (Registration No. 333-133993)
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Clearwire Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-133993), together with all exhibits and amendments thereto (the “Registration Statement”). The Registrant has determined not to proceed with the registration and sale of its Class A common stock at this time. No shares of Class A common stock have been offered or sold under the Registration Statement.
     Please address any questions you may have to Josh Korff, Kirkland & Ellis LLP, Citigroup Center, 153 East 53rd Street, New York, NY 10022-4611, telephone number (212) 446-4800, facsimile number (212) 446-4900.
     Thank you for your assistance with this matter.

CLEARWIRE CORPORATION

By: /s/ John Butler John Butler
Chief Financial Officer